Registration No. 333-185282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

Citibank, N.A.

A National Banking Association	13-5266470
(I.R.S. employer identification no.)

399 Park Avenue, New York, New York	10043
(Address of principal executive office)	(Zip code)

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC

as Depositor to the below mentioned Issuing Entity

(Exact name of registrant as specified in its charter)

Delaware	11-365048-3
(State or other jurisdiction of Incorporation or organization)	(I.R.S. employer identification no.)

2200 Ferdinand Porsche Drive
Herndon, Virginia 20171
(Address of principal executive offices)

VOLKSWAGEN AUTO LEASE TRUST 2013-A

(Issuing Entity)

(Exact name of obligor as specified in its charter)

Delaware	46-6823030
(State or other jurisdiction of Incorporation or organization)	(I.R.S. employer identification no.)

c/o Deutsche Bank Trust Company Delaware, as Owner Trustee
1100 Centre Road, 2nd Floor
Wilmington, Delaware 19805
(Address of principal executive offices)

AUTO LEASE ASSET BACKED NOTES

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency Federal Reserve Bank of New York Federal Deposit Insurance Corporation	Washington, D.C. 33 Liberty Street, New York, NY Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321 (b) of the Trust Indenture Act of 1939, as amended. (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2012 - attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 10th day of July, 2013.

CITIBANK, N.A.

By:	/s/ Louis Piscitelli
Name:	Louis Piscitelli
Title:	Vice President